Exhibit 3.3
Execution Copy
FIRST AMENDMENT TO RIGHTS AGREEMENT
This FIRST AMENDMENT TO RIGHTS AGREEMENT dated as of February 23, 2009 (the “Amendment”) is entered into by and between Hampshire Group, Limited, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”).
Whereas, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of August 13, 2008 (the “Rights Agreement”);
Whereas, all capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Rights Agreement;
Whereas, Section 27 of the Rights Agreement provides that the Company may amend the Rights Agreement as it deems necessary or desirable without the approval of any holders of Rights;
Whereas, the Board of Directors of the Company (the “Board of Directors”) intends to approve the execution, delivery and performance by the Company of, and the consummation of the tender offer, the merger and all other transactions contemplated by, that certain Agreement and Plan of Merger by and among the Company, NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), and NAF Acquisition Corp., a Delaware corporation and subsidiary of Parent (“Merger Sub”), in substantially the form presented to and reviewed by the Board of Directors; and
Whereas, in contemplation of consummation of the tender offer, the merger and the other transactions contemplated by the Merger Agreement (as defined below), the Board of Directors deems it necessary and desirable and in the best interests of the Company and its shareholders to adopt this Amendment;
Now, therefore, in consideration of the foregoing and the terms contained herein, the Rights Agreement is hereby amended as follows:
1. Amendment to Rights Agreement
1.1 Subject to the provisions of Section 2 hereof, the Rights Agreement is amended by adding the following new Section 35 to the Rights Agreement:
“SECTION 35. TRANSACTIONAL EXEMPTION
(a) Notwithstanding anything to the contrary in this Agreement, neither the execution, delivery nor performance by the respective parties thereto of that certain Agreement and Plan of Merger dated as of February 23, 2009 (as may be amended and/or supplemented, the “Merger Agreement”), by and among the Company, NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), and NAF Acquisition Corp., a Delaware corporation and subsidiary of Parent (“Merger Sub”), nor the consummation of the Offer and the Merger (as such terms are defined in the Merger Agreement) or any other transactions contemplated by the Merger Agreement, shall cause any Person to become an “Acquiring Person” (as that term is defined in Section 1(a) hereof), or give rise to any event that, through passage of time or otherwise, would result in the occurrence of a “Shares Acquisition Date” or a “Distribution Date” (as those terms are defined in Sections 1(dd) and 3(a), respectively, of this Agreement).

(b) Notwithstanding anything to the contrary in this Agreement, the provisions of Section 13 of this Agreement shall be deemed not to apply to the Merger or any other transactions contemplated by the Merger Agreement or the Offer Documents, the Ancillary Agreements or the Financing Agreements (as such terms are defined in the Merger Agreement).”
1.2 Subject to the provisions of Section 2 hereof, the Rights Agreement is amended by deleting the word “or” between “(the “Redemption Date”)” and “(iii)” in Section 7(a) of the Rights Agreement and adding the following to the end of such Section 7(a):
“and (iv) the Effective Time (as defined in the Merger Agreement). The Company shall promptly notify the Rights Agent in writing upon the occurrence of the Effective Time and, if such notification is given orally, the Company shall confirm same in writing as soon as practicable. Until such notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Effective Time has not occurred.”
2. Condition to Effectiveness
This Amendment shall become effective immediately prior to the execution and delivery of the Merger Agreement by each of the parties thereto; provided, however, that if the Merger Agreement is terminated for any reason, this Amendment shall no longer be applicable or of any further force and effect.
3. Reference to and Effect on Rights Agreement
Upon the effectiveness of this Amendment pursuant to the provisions of Section 2 hereof, each reference in the Rights Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or any other expression of like import referring to the Rights Agreement shall mean and be a reference to the Rights Agreement as amended by this Amendment.
4. Governing Law
This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware; PROVIDED, HOWEVER, that all provisions regarding the rights, duties, obligations and immunities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

5. Counterparts
This Amendment may be executed in any number of counterparts, each of which shall for all purposes by deemed to be an original, and all of which shall together constitute but one and the same instrument.
6. Descriptive Headings
Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Execution Copy
IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

“Company” HAMPSHIRE GROUP, LIMITED
By:
	Name:	Michael Culang
	Title:	Chief Executive Officer

“Rights Agent”: MELLON INVESTOR SERVICES LLC
By:
Name:
Title: